19005795

SEC Mail Processing

FEB 27 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip F. Landolphi 212-850-4992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip F. Landolphi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSP Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

Philip F. Landolphi
Signature

President and Chief Compliance Officer
Title

Patricia A. Steigerwald
Notary Public

PATRICIA A. STEIGERWALD
Notary Public, State of NY
No. 01ST4714250
Qualified in Nassau County
Commission Expires June 30, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Index
December 31, 2018

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Member of GSP Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of GSP Securities LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2019

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents		
On deposit with affiliate	$	248,697
On deposit with non-affiliate		759,609
Total assets		1,008,306
Liabilities and Member's Equity		
Liabilities		
Due to affiliates		135,525
Accrued salaries payable		12,547
Accrued expenses payable		80,643
Unearned Fee Income		450,000
Total liabilities		678,715
Member's equity		
Member's equity		329,591
Total member's equity		329,591
Total liabilities and member's equity	$	1,008,306

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

GSP Securities LLC, a Delaware limited liability company (the Company) was established on April 27, 2007. The Company is wholly owned by Galatioto Sports Partners LLC (GSP), which in turn is majority owned by Emigrant Bancorp, Inc. (the Parent). Effective August 15, 2008, the Company became a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on that date. The Company is subject to the regulation, examination and supervision of FINRA.

The Company's business is focused in the professional sports industry and primarily involves the earning of fees relating to merger and acquisition, advisory work, referral services and serving as an agent for the private placement of debt and equity activities.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in preparing the accompanying financial statement which conform to U.S. generally accepted accounting principles (U.S. GAAP).

Basis of Accounting and Use of Estimates

The Company uses the accrual basis of accounting for financial statement purposes.

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short term, highly liquid investments with original maturities of ninety days or less from the date of acquisition. The cash on deposit with non-affiliate is held at one nationally recognized banking institution and the amount exceeds the FDIC insurance limits.

Income Taxes

The Company does not provide for income taxes in the accompanying financial statement. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. In addition, the Company must maintain 120% of its net capital in accordance with Securities and Exchange Rule 17a-11.

At December 31, 2018, the Company had net capital of $169,893, which was $124,645 in excess of required net capital of $45,248, and the Company's ratio of aggregate indebtedness to net capital was 3.995 to 1.

4. Financial Instruments Fair Value Information

All of the Company's assets and liabilities are carried at fair value or at amounts that approximate fair value based on their short term nature.

5. Related Party Transactions

The Company has entered into various transactions with wholly owned subsidiaries of the Parent. The significant transactions are summarized as follows:

Cash and Cash Equivalents
The Company maintained $248,697 on deposit with Emigrant Bank, an affiliate of the Parent, in a noninterest bearing checking account at December 31, 2018.

Liabilities
The Company also incurred liabilities of $135,525 with Emigrant Bank primarily related to employee payroll costs.

6. Subsequent Events

Subsequent events have been evaluated through February 22, 2019, *which is the date the financial* statements were available to be issued.

pwc

SEC Mail Processing

FEB 27 2019

Washington, DC

Report of Independent Accountants

To the Member of GSP Securities LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by GSP Securities LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of GSP Securities LLC for the year ended December 31, 2018, solely to assist the specified parties in evaluating GSP Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for GSP Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Check payment of $766 per check number 70220467 dated August 6, 2018, noting no difference.

    b. Check payment of $54 per check number 70220481 dated February 12, 2019, noting no difference.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $546,252 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. No adjustments were reported on page 2, items 2b and 2c of Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $546,252 and $820, respectively of the Form SIPC-7, noting a rounding difference of $1 for the General Assessment @ .0015.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

This report is intended solely for the information and use of Management of GSP Securities LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******239*******************ALL FOR AADC 100
67802 FINRA DEC
GSP SECURITIES LLC
ATTN JAMES KEGLEY
335 MADISON AVE FL 22
NEW YORK, NY 10017-4634

JAMES KEGLEY
212-850-4264

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 820 —

B. Less payment made with SIPC-6 filed (exclude interest) (766 —)

7/24/18
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 54 —

E. Interest computed on late payment (see instruction E) for — days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 54 —

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 54 —

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GSP SECURITIES LLC
(Name of Corporation, Partnership or other organization)

JAMES KEGLEY
(Authorized Signature)

FINOP
(Title)

Dated the 25TH day of JANUARY, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 546,252
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 546,252
2e. General Assessment @ .0015	$ 820

(to page 1, line 2.A.)

pwc

Report of Independent Registered Public Accounting Firm

To the Member of GSP Securities LLC

We have reviewed GSP Securities LLC's assertions, included in the accompanying GSP Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 22, 2019

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GSP SECURITIES LLC

GSP Securities LLC's Exemption Report

GSP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

GSP Securities LLC

I, Philip Landolphi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Philip F. Landolphi

Title: President and Chief Compliance Officer

2/22/2019

GSP Securities LLC ■ 335 Madison Avenue ■ 22nd Floor ■ New York, NY 10017 ■ Phone: 212-850-4900 ■ Fax: 212-850-4913